CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Completes Acquisition of KGIC Education Group

Vancouver, March 15th, 2010 - CNW Newswire: CIBT Education Group Inc. (NYSE AMEX & TSX-V: MBA) (“CIBT” or the “Company”) is pleased to announce that it has completed the acquisition of KGIC Education Group Inc. (also known as King George International College, “KGIC”) as previously reported on December 18, 2009.

The Company has acquired substantially all of the assets of KGIC for a total of CDN$9 million payable as follows: CDN$5 million in cash, subject to a working capital adjustment, and an additional CDN$4 million which will be paid by way of an earn-out subject to KGIC achieving certain revenue and EBITDA milestones over the next three years.  KGIC’s existing management team will continue to operate KGIC under an executive management contract.

KGIC generated CDN$16.19 million revenue in fiscal 2009 (audited), and enrolled over 5,000 international students in eight campuses in Canada, and six KGIC training centers and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.  KGIC specializes in English language training, business career programs and TESOL (Teaching English to Speakers of Other Languages) programs.  Since 1996, KGIC has educated over 40,000 students and established a global recruitment network with over 1,400 agents located in 28 countries.

Mr. Toby Chu, Vice Chairman, President and CEO of CIBT Group commented, “Our corporate vision is to become the largest exporter of Western accredited education to Asia and the largest importer of international students to Canada.  The acquisition of KGIC allows us to continue to pursue these two strategic objectives by expanding our global presence and student recruitment from 18 countries in which we now have a business presence.  We expect this will provide the framework for our future expansion plans of establishing physical school facilities in these countries.”

“Beyond attracting students to study in Canada, China’s English training market continues to grow at a rapid pace,” commented Mr. Dean Duperron, President of Sprott-Shaw Community College, “KGIC will play an important role in our efforts to develop our English language market in China.  In addition to providing expansion opportunities, KGIC will also offer our students many advancement opportunities.  Experience has shown us that many language students studying in Canada prefer to stay here after completing their language training, which presents vertical integration opportunities for our subsidiaries in Canada: Sprott-Shaw Community College for career and trade programs and Sprott-Shaw Degree College for degree granting programs.”

Mr. Sung S. Lim, President of KGIC commented, “We are excited to join the CIBT group of companies and its international education network to enable KGIC to expand its presence in China and other parts of Asia.  With the combined global network of CIBT, Sprott-Shaw and KGIC, we are moving toward our vision of providing our programs to more students around the world while leveraging on our mutual resources and expertise.”

About KGIC Education Group:

KGIC Education Group consists of three education brands and currently operates 8 campuses in Canada with trained staffs of over 230.  King George International College (“KGIC”) is committed to providing the highest level of academic training and customer service possible. Over the past 14 years, KGIC has grown to become one of the largest and reputable private language schools in Canada.  King George International Business College is a private career training institution, which is dedicated to offering students an educational experience that combines academic standards, practical skills and up-to-date methods needed to successfully achieve their career goals.  Canada TESOL Centre (“CTC”) provides professional development and training to educators from around the world.  Well educated and experienced instructors make CTC teacher training programs a leading choice for both experienced teachers and those considering going into the field.  CTC offers programs aimed at teaching English to children, adolescents and adults, as well as educational leadership training.

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges in over 60 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business, KGIC Education Group, and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/Toby Chu
Toby Chu
Vice-Chairman, President & CEO

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